Angion Biomedica Corp.

51 Charles Lindbergh Boulevard

Uniondale, New York 11553

February 2, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                                Tonya K. Aldave

Re:                                  Angion Biomedica Corp. Registration Statement on Form S-1 (Registration No. 333-252177)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-252177) (the “Registration Statement”) of Angion Biomedica Corp. (the “Company”).  We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on February 4, 2021, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP may request by telephone.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Miles Jennings at (650) 328-4600.

Thank you for your assistance in this matter.

Very truly yours,

ANGION BIOMEDICA CORP.

By:	/s/ Jay Venkatesan
Jay Venkatesan
President and Chief Executive Officer

CC:                                 Jennifer Rhodes, Angion Biomedica Corp.

Patrick Pohlen, Latham & Watkins LLP

Miles Jennings, Latham & Watkins LLP

Kenneth Guernsey, Cooley LLP

Jonie Kondracki, Cooley LLP